December 18, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company of New York ("Registrant") Initial Index-Linked Annuity Registration Filing, Form N-4 (Jackson Market Link Pro Advisory 4) File No. 333-______

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Registration Statement").

The prospectus contained in the Initial Registration Statement describes a flexible premium deferred index-linked annuity contract ("Jackson Market Link Pro Advisory 4 NY") that is a non-commission product that will be available both as a qualified plan and as a non-qualified contract. The Jackson Market Link Pro Advisory 4 NY product generally would be classified as a "fee based" product in industry terminology and would be appropriate for a purchaser who has engaged the services of an investment adviser for a fee to provide advice on allocations to the various investment options under the contract.

Jackson Market Link Pro Advisory 4 NY is virtually identical to the national version of the Jackson Market Link Pro Advisory 4 flexible premium deferred index-linked annuity contract (filed for initial N-4 registration on December 18, 2025 (File No. 333-292238; Accession No. 0002047976-25-000111). The primary differences in the Jackson Market Link Pro Advisory 4 NY filing, when compared to the national version of the product are (i) no Guaranteed Cap crediting method; (ii) the 100% Buffer is replaced with a 30% Buffer; (iii) no optional benefits are available; (iv) no Fixed Account Minimum Value due to differing nonforfeiture rules, (v) no Market Value Adjustment, and (vi) the contract cannot be annuitized earlier than 13 months from the Issue Date.

To assist in the review of the Initial Registration Statement, under separate cover to the Commission Staff, we are providing a marked copy to reflect the New York-specific differences between the disclosure in the Jackson Market Link Pro Advisory 4 NY statutory prospectus, statement of additional information ("SAI"), and Initial Summary Prospectus ("ISP"), and the applicable disclosure in the national version of the Jackson Market Link Pro Advisory 4 statutory prospectus, SAI, and ISP. While we understand that true selective review may not be permitted under these circumstances, we believe the materials we are providing should aid in an efficient review by the Commission Staff. We are also providing clean courtesy copies of the Jackson Market Link Pro Advisory 4 NY statutory prospectus, SAI, Initial Summary Prospectus, and Rate Sheet Prospectus Supplement contained in this filing.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

If you have any questions, please call me at (517) 367-3813.

Very truly yours,

/s/ JENNIFER GRAU

Jennifer Grau
Senior Attorney,
Insurance Legal & Product Development
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).